

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2023

Richard Mills
Chief Executive Officer
Creative Realities, Inc.
13100 Magisterial Drive, Suite 100
Louisville, KY 40223

> **Re: Creative Realities, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 25, 2023**
> **File No. 333-272202**

Dear Richard Mills:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Marion Graham, Staff Attorney, at 202-551-6521 or Jeff Kauten, Staff Attorney, at 202-551-3447 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology